Exhibit 99.1
Bitauto Announces First Quarter 2011 Results
BEIJING, China, May 12, 2011 — Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced its unaudited financial results for the first quarter ended March 31, 2011.(1)
First Quarter 2011 Highlights
●	Revenue in the first quarter of 2011 was RMB109.6 million ($16.7 million), a 56.9% increase from the corresponding period in 2010.
●	Gross profit in the first quarter of 2011 was RMB71.7 million ($11.0 million), a 59.2% increase from the corresponding period in 2010.
●	Operating profit in the first quarter of 2011 was RMB4.7 million ($0.7 million), a 4,585.1% increase from the corresponding period in 2010.
●	IFRS profit in the first quarter of 2011 was RMB7.4 million ($1.1 million), as compared to an IFRS loss of RMB82.8 million ($12.6 million) in the corresponding period in 2010.
●	Non-GAAP profit from continuing operations in the first quarter of 2011 was RMB12.8 million ($2.0 million), a 1,084.8% increase from the corresponding period in 2010.
●	The Company had 3,493 subscribers to Easypass, its online marketing platform for new cars, and 1,137 customers for Transtar, its online marketing platform for used cars, in the first quarter ended March 31, 2011, compared to 1,978 and 732, respectively, in the corresponding period in 2010.
“We are pleased to report strong year-over-year growth in both the top and bottom lines,” said William Li, chairman and chief executive officer of Bitauto. “While a number of factors have slowed the growth rate of China’s auto market in 2011, Bitauto has nevertheless delivered first quarter performance in line with our strong results in full year 2010, and this achievement underlines the competitive strengths of our products and services. Looking ahead, we believe that the three core drivers of our success will continue to power growth. First, as the slowing pace of growth in auto sales intensifies competition in the industry, auto makers and dealers are increasingly incentivized to raise spending on advertising and promotional activities, which drives growth in the auto advertising sector. Second, even though the Internet is already an important channel for car buyers in China to find auto model and pricing information, online marketing only accounts for a small percentage of overall auto marketing spend. And since the cost effectiveness of online marketing platforms is more attractive in a competitive market environment, we believe that the industry players will allocate a greater percentage of their marketing budget to the Internet. And thirdly, our ongoing progress in developing new products, enhancing brand equity and expanding our nationwide sales network enable us to further solidify our competitive advantages. For these reasons, we remain confident in our growth potential for the coming years.”

[1] This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.5483 to US$1.00, the effective noon buying rate as of March 31, 2011 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Mr. Andy Zhang, Bitauto’s chief financial officer, added, “Our first quarter 2011 performance is very encouraging and reflects the success of our efforts to bring more dealers onto our Easypass and Transtar platforms, while increasing our advertising revenues from auto makers and other industry players. As a result of our sales efforts, subscribers to Easypass have grown by 77% over the last year, while users of Transtar have risen by 55%. Having more dealers in our network drives more traffic to our sites and those of our partners, which in turn attracts more interest from advertisers and enables us to charge a higher premium for our advertising products. This network effect gives us confidence in our future growth prospects. Going forward, we will continue to proactively invest in branding, network expansion and new product development, while focusing on optimizing operational efficiency.”
First Quarter 2011 Results
Revenue by Business Segment

RMB000s (unaudited)	Three months ended
	March 31, 2010	% of Total Revenue	March 31, 2011	% of Total Revenue	% Change

bitauto.com business	40,882	58.5%	71,399	65.1%	74.6%
ucar.cn business	2,017	2.9%	4,811	4.4%	138.5%
Digital marketing solutions	26,978	38.6%	33,434	30.5%	23.9%

Total revenue	69,877	100.0%	109,644	100.0%	56.9%

Cost of Revenue by Business Segment

RMB000s (unaudited)	Three months ended
		% of Total Cost of		% of Total Cost of
	March 31, 2010	Revenue	March 31, 2011	Revenue	% Change

bitauto.com business	11,467	46.2%	17,819	47.0%	55.4%
ucar.cn business	6,598	26.6%	8,904	23.5%	34.9%
Digital marketing solutions	6,738	27.2%	11,181	29.5%	65.9%

Total cost of revenue	24,803	100.0%	37,904	100.0%	52.8%

Gross profit margin	64.5%		65.4%

Bitauto reported revenue of RMB109.6 million ($16.7 million) for the first quarter of 2011, representing a 56.9% increase from the corresponding period in 2010. The increase in revenue was attributed to the growth of all three of the company’s business lines.
Cost of revenue for the first quarter of 2011 was RMB37.9 million ($5.8 million), representing a year-over-year increase of 52.8% from RMB24.8 million ($3.8 million). Cost of revenue as a percentage of revenue in the first quarter of 2011 was 34.6%, compared to 35.5% in the same period one year ago.
Gross profit for the first quarter of 2011 was RMB71.7 million ($11.0 million), representing a 59.2% increase from the corresponding period in 2010.
Revenue from the bitauto.com business for the first quarter of 2011 was RMB71.4 million ($10.9 million), representing a 74.6% increase from the corresponding period in 2010. The increase was mainly due to an increase in the number of Easypass subscribers and increased advertising spending by automakers and automobile dealers.
Cost of revenue for the bitauto.com business for the first quarter of 2011 was RMB17.8 million ($2.7 million), representing a year-over-year increase of 55.4% from RMB11.5 million ($1.8 million). This was mainly due to an increase in business taxes in line with rising revenue.
Gross profit from the bitauto.com business for the first quarter of 2011 was RMB53.6 million ($8.2 million), representing an 82.2% increase from the corresponding period in 2010.
Revenue from the ucar.cn business for the first quarter of 2011 was RMB4.8 million ($0.7 million), representing a 138.5% increase from the corresponding period in 2010. The increase in revenue is mainly attributed to the rise in average advertising spending per customer and the growth in the number of Transtar customers.
Cost of revenue for the ucar.cn business for the first quarter of 2011 was RMB8.9 million ($1.4 million), representing a year-over-year increase of 34.9% from RMB6.6 million ($1.0 million). This was mainly due to an increase in fees paid to partner websites to distribute dealer customers’ used automobile listing information and an increase in business taxes in line with rising revenue.
Gross loss from the ucar.cn business for the first quarter of 2011 was RMB4.1 million ($0.6 million), as compared to a gross loss of RMB4.6 million ($0.7 million) in the corresponding period in 2010.
Revenue from the digital marketing solutions business (“CIG”) for the first quarter of 2011 was RMB33.4 million ($5.1 million), representing a 23.9% increase from the corresponding period in 2010. This increase was mainly due to the overall growth in advertising spending by advertising customers.

Cost of revenue for the digital marketing solutions business for the first quarter of 2011 was RMB11.2 million ($1.7 million), representing a year-over-year increase of 65.9% from RMB6.7 million ($1.0 million). This was mainly due to rising personnel expenses and an increase in business taxes in line with rising revenue.
Gross profit from the digital marketing solutions business for the first quarter of 2011 was RMB22.3 million ($3.4 million), representing a 9.9% increase from the corresponding period in 2010.
Selling and administrative expenses were RMB59.6 million ($9.1 million) for the first quarter of 2011, representing an increase of 56.5% from the corresponding period in 2010. This was mainly due to an increase in salaries and benefits for employees, as well as an increase in marketing expenses to enhance brand image and industry influence.
Product development expenses were RMB7.4 million ($1.1 million) for the first quarter of 2011, a 7.5% increase from the corresponding period in 2010. The increase was primarily due to an increase in research and development personnel related expenses.
Share-based payment expenses, which were allocated to related operating expense line items, were RMB5.4 million ($0.8 million) in the first quarter of 2011, compared to RMB1.2 million ($0.2 million) in the corresponding period in 2010. The increase is mainly related to the issuance of new options grants in February and December 2010.
Operating profit in the first quarter of 2011 was RMB4.7 million ($0.7 million), representing a 4,585.1% increase from the corresponding period in 2010.
Income tax expense in the first quarter of 2011 was RMB1.7 million ($0.3 million), compared to an income tax expense of RMB0.2 million ($0.03 million) in the corresponding period in 2010. The increase is mainly attributed to an increase in taxable profit.
IFRS profit in the first quarter of 2011 was RMB7.4 million ($1.1 million). Basic and diluted profit per American Depositary Share (“ADS”), each representing one ordinary share, in the first quarter of 2011 amounted to RMB0.18 ($0.03) and RMB0.17 ($0.03), respectively.
Non-GAAP profit from continuing operations in the first quarter of 2011 was RMB12.8 million ($2.0 million), a 1,084.8% increase from the corresponding period in 2010. Non-GAAP basic and diluted profit per ADS in the first quarter of 2011 amounted to RMB0.31 ($0.05) and RMB0.30 ($0.05), respectively.
As of March 31, 2011, the Company had cash and cash equivalents of RMB692.4 million ($105.7 million). Cash flows used in operating activities and cash used for capital expenditures in the first quarter of 2011 were RMB85.2 million ($13.0 million) and RMB0.7 million ($0.1 million), respectively.

Trade receivables was RMB335.6 million ($51.2 million) as of March 31, 2011, compared to RMB283.7 million ($43.3 million) as of December 31, 2010. Days sales outstanding (“DSO”)2 were approximately 124 days in the first quarter of 2011.
The number of employees totaled 1,373 as of March 31, 2011, a 6.4% increase from December 31, 2010.
Second Quarter 2011 Outlook
Bitauto currently expects to generate revenue in the range of RMB 145.0 million ($22.1 million) to RMB150.0 million ($22.9 million) in the second quarter of 2011, representing a 33.3% to 37.9% year-over-year increase. Bitauto currently expects non-GAAP diluted profit per ADS, each representing one ordinary share, to be approximately RMB 0.70($0.11), in the second quarter of 2011.
This forecast takes into consideration seasonality factors in Bitauto’s business, and reflects management’s current and preliminary view, which is subject to change.
Conference Call Information
Bitauto’s management will hold an earnings conference call at 8 AM on May 12, 2011 U.S. Eastern Time (8 PM on May 12, 2011 Beijing/Hong Kong time).
     Dial-in details for the earnings conference call are as follows:

US:	+1-800-299-8538
Hong Kong:	+852-3002-1672
North China:	+10-800-852-1490 and +10-800-712-2655
International:	+1-617-786-2902

Passcode:	35477911

[2] For the online advertising services provided as part of the digital marketing solutions business, the Company acts as an agent in placing the automaker customers’ advertisements on the websites of the media vendors. The Company enters into publishing schedule agreements with the automaker customers and into related advertising agreements with the media vendors who are then obligated to place the advertisements according to the customers’ publishing schedule agreements. The Company records receivables from the automaker customers and corresponding payables due to the media vendors. As such, the Company records accounts receivable from the customers and accounts payable to media vendors on a gross basis. The Company receives fees in the capacity of an agent for assisting the automaker customers in placing advertisements on media vendors’ websites, and therefore, records the fees on a net basis. As a result, to calculate DSO that is indicative of the operations, the denominator of DSO calculation includes the gross value of the advertisements placed that correspond to the gross payables recorded due to the media vendors. The Company’s DSO is defined as average trade and notes receivables divided by revenue including the gross value of advertisements, multiplied by 90 days.

A replay of the conference call may be accessed by phone at the following number until May 19, 2011:

US:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	48522417
Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com/.
About Bitauto Holdings Limited
Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. The Company’s bitauto.com and ucar.cn websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. The Company also distributes its dealer customers’ automobile pricing and promotional information through its partner websites, including major portals operated by Tencent, Sina, Netease, Yahoo China and Tom Online, as well as social networking websites Renren and Kaixin.
Bitauto manages its businesses in three segments, namely bitauto.com business, ucar.cn business and digital marketing solutions business. The Company’s bitauto.com business provides subscription services to new automobile dealers that enable them to list pricing and promotional information on the Company’s bitauto.com website and partner websites. The Company also provides advertising services to dealers and automakers on its bitauto.com website. The Company’s ucar.cn business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the Company’s ucar.cn website and partner websites. The Company also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its ucar.cn website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for second quarter and fiscal year 2011 and quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the Internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.
Use of Non-GAAP Financial Measures
Bitauto’s management supplements the data it receives regarding IFRS profit/(loss) from continuing operations with non-GAAP profit from continuing operations, which excludes from IFRS profit/(loss) from continuing operations the charges relating to (i) changes in fair value of the derivative component of the Company’s convertible preference shares, (ii) changes in fair value of the Company’s convertible promissory notes, (iii) finance costs relating to the Company’s preference shares, (iv) share-based payments, and (v) non-capitalized IPO expenses. This non-GAAP financial measure provides Bitauto’s management with the ability to assess its operating results without considering the charges resulting from its convertible preference shares being characterized as liabilities under IFRS. In addition, all convertible preference shares were automatically converted into ordinary shares upon the completion of the Company’s initial public offering in November 2010, and, as a result, there will be no such charges relating to convertible preference shares starting 2011. Furthermore, this non-GAAP financial measure eliminates the impact of items that Bitauto does not consider indicative of the performance of its business.

The use of non-GAAP profit from continuing operations has certain limitations. Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP profit from continuing operations. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, non-GAAP profit from continuing operations may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.
Reconciliation of each of these non-GAAP financial measures to the most directly comparable IFRS GAAP financial measure are set forth at the end of this release.
For investor and media inquiries, please contact:
China
IR Department
Bitauto Holdings Limited
Tel:+86 (10) 6849-2145
ir@bitauto.com
Martin Reidy
Brunswick Group LLP
Tel:+86 (10) 6566-2256
bitauto@brunswickgroup.com
New York
Cindy Zheng
Brunswick Group LLP
Tel:+1 (212) 333-3810
bitauto@brunswickgroup.com

SELECTED CONSOLIDATED FINANCIAL DATA
Consolidated statements of comprehensive income data

	For the Three Months Ended
	March 31, 2010	March 31, 2011
	Unaudited	Unaudited
Continuing operations
Revenue	69,877,533	109,644,141
Cost of revenue	(24,803,148)	(37,903,939)

Gross profit	45,074,385	71,740,202
Selling and administrative expenses	(38,119,528)	(59,638,693)
Product development expenses	(6,853,000)	(7,368,786)

Operating profit	101,857	4,732,723
Other income	—	3,558,393
Other expenses	(119,569)	(336,759)
Changes in fair value of derivative component of convertible preference shares	(63,894,752)	—
Interest income	75,114	1,180,043
Interest expense	—	(44,250)
Finance costs on convertible preference shares	(2,687,148)	—

(Loss)/profit before tax from continuing operations	(66,524,498)	9,090,150
Income tax expense	(176,398)	(1,660,126)

(Loss)/profit for the period from continuing operations	(66,700,896)	7,430,024

(Loss)/profit for the period	(82,795,165)	7,430,024
Total comprehensive (loss)/income for the period	(82,574,620)	514,841

Other Financial Data (unaudited)
Non-GAAP profit from continuing operations	1,080,120	12,809,472
Reconciliation of IFRS (loss)/profit from continuing operations to non-GAAP profit from continuing operations

	For the Three Months Ended
	March 31, 2010	March 31, 2011
	Unaudited	Unaudited
Loss/(profit) from continuing operations	(66,700,896)	7,430,024
Changes in fair value of derivative component of convertible preference shares	63,894,752	—
Finance costs on convertible preference shares	2,687,148	—
Share-based payments	1,199,116	5,379,448

Non-GAAP profit from continuing operations	1,080,120	12,809,472

SELECTED CONSOLIDATED FINANCIAL DATA
Consolidated statements of financial position data

	December 31, 2010	March 31, 2011
	Audited	Unaudited
Assets
Current assets	1,137,963,151	1,093,554,662
Non-current assets	37,732,672	36,626,332

Total assets	1,175,695,823	1,130,180,994

Liabilities
Current liabilities	352,283,145	299,028,910

Total liabilities	352,283,145	299,028,910

Total equity	823,412,678	831,152,084

Total liabilities and equity	1,175,695,823	1,130,180,994